100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7
Tel: +1 (416) 915-4149

444 Cedar Street, Suite 2060, St. Paul, MN 55101, Tel: +1 (651) 389-4100

6500 County Road 666, Hoyt Lakes, MN 55750-0475, Tel: +1 (218) 471-2150

www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2012-18

POLYMET REPORTS THIRD QUARTER FISCAL 2013 RESULTS

St. Paul, Minnesota, December 7, 2012 - PolyMet Mining Corp. (TSX: POM; NYSE MKT: PLM) (“PolyMet” or the “Company”) today reported that it has filed its financial results for the three months ended October 31, 2012. PolyMet controls 100% of the development-stage NorthMet copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

The financial statements have been filed at www.polymetmining.com and on SEDAR and EDGAR and have been prepared in accordance with International Financial Reporting Standards ("IFRS"). All amounts are in U.S. funds.

FINANCIAL HIGHLIGHTS

  Loss for the three months ended October 31, 2012 was $1.253 million compared with $0.046 million in the prior year period ($0.703 million excluding a $0.657 million provision for recovery of future income tax). General and administrative expenses were $1.047 million compared with $0.491 million in the prior period, excluding non-cash stock based compensation. The increase primarily reflects one- time costs associated with executive management changes and relocation of certain personnel as well as increased corporate activity.

  Loss for the nine months ended October 31, 2012 was $4.485 million compared with $2.552 million in the prior year period ($3.209 million excluding the provision for recovery of future income tax). General and administrative expenses were $2.551 million compared with $2.068 million in the prior period, excluding non- cash stock based compensation.

  At October 31, 2012 PolyMet had cash and cash equivalents of $11.058 million compared with $17.478 million at January 31, 2012. Glencore purchased 5 million shares at $2.00 per share on October 15, 2012.

  PolyMet invested $3.797 million into its NorthMet project during the three months ended October 31, 2012, compared with $3.624 million in the prior year period. The prior year period was net of a $0.250 million gain related to an asset held for sale that was subsequently sold in January 2012.

  PolyMet recorded a $35.5 million non-cash provision related to its indemnification of Cliffs Natural Resources, Inc. ("Cliffs") environmental liabilities at the Erie Plant. Under a consent decree between Cliffs and the Minnesota Pollution Control Agency ("MPCA"), Cliffs agreed to mitigate some alleged violations on the property. In October 2012 the MPCA responded to long-term mitigation plans submitted earlier in the year. While there is substantial uncertainty relating to the applicable water quality standards, engineering scope and responsibility for the financial liability, the MPCA's response to the plans submitted now provides sufficient guidance to allow the Company to estimate of the liability – under IFRS, PolyMet has included its best estimate of these liabilities.

  As of October 31, 2012 PolyMet had spent $49.909 million on environmental review and permitting, of which $43.458 million has been spent since the NorthMet project moved from exploration to development stage.

Key Statistics

(in ‘000 US dollars, except per share amounts)

Balance Sheet	October 31, 2012	January 31, 2012

Cash & equivalents	$11,058	$17,478
Working capital	7,885	16,375
Total assets	240,339	189,571
Total liabilities	95,494	57,205
Shareholders’ equity	144,845	132,366

	Three months ended Oct 31,		Nine months ended Oct 31,
Income Statement	2012	2011	2012	2011

General & admin expense excluding non-cash share-based compensation	$(1,047)	$(491)	$(2,551)	$(2,068)
Non-cash share-based compensation	(214)	(29)	(1,951)	(597)
Other income (loss)	8	(183)	17	(544)

Income (loss) before tax	$(1,253)	$(703)	$(4,485)	$(3,209)
Recovery of future income tax	-	657	-	657

Income (loss) after tax	$(1,253)	$(46)	$(4,485)	$(2,552)
Income (loss) per share	$(0.01)	$(0.00)	$(0.03)	$(0.02)
Investing Activities
NorthMet Property, net of sales	$3,797	$3,624	$14,058	$14,384

Weighted average shares outstanding	178,682,678	161,069,637	177,623,634	157,363,932

* * * * *

About PolyMet

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of Poly Met Mining, Inc., a Minnesota corporation that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one-and-a-quarter million hours of construction labor at the plant site and an additional three-quarters of a million hours of construction labor preparing the mine site, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per: “Jon Cherry"
Jon Cherry, CEO

For further information, please contact:

Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Gov't & Environmental Affairs
Tel: +1 (651) 389-4105	Tel: +1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investors
Jenny Knudson
VP – Investor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding our beliefs related to exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, actions by government authorities, including changes in government regulation, the market price of natural resources, costs, ability to receive environmental and operating permits, job creation, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

In connection with the forward-looking information contained in this news release, PolyMet has made numerous assumptions, regarding, among other things: the geological, metallurgical, engineering, financial and economic advice that PolyMet has received is reliable, and is based upon practices and methodologies which are consistent with industry standards. While PolyMet considers these assumptions to be reasonable, these assumptions are inherently subject to significant uncertainties and contingencies.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2012 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three months ended October 31, 2012 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.